# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AZUL SA, CIK 0001432364
CUSIP: 05501U403
Title of class of securities: Common Shares, Without Par Value; the CUSIP relates to American depository shares (as evidenced by ADRs), each representing 500,000 common shares
Address of issuer's principal executive offices: AV. MARCOS PENTEADO ULHOA RODRIGUES, NO. 939, 9 FLOOR, ED. JATOBA, BARUERI, Brazil (D5), 06460-040
Date of event which requires filing of this statement: 02/20/2026
Amends the filing with accession number 0001123292-25-000168
Filed by CIK 0001218390
Persons authorized to receive notices and communications: Jonathan A. Lewis, Hogan Lovells US LLP, 390 Madison Avenue, New York, New York (NY), 10017, 1-212-918-3000

## Reporting persons
- NEELEMAN DAVID (CIK 0001218390): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: personal funds (PF); sole voting power 25,958,221; shared voting power 0; sole dispositive power 25,958,221; shared dispositive power 0; aggregate amount beneficially owned 25,958,221 (0% of the class)
  Comment: The percentage in row 13 is calculated based on 54,730,851,778,811 common shares of the Issuer outstanding on February 24, 2026, as provided by the Issuer and represents less than 0.01% of the issued and outstanding common shares of the Issuer.
- Saleb II Founder 1 LLC (CIK 0002052523): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: personal funds (PF); sole voting power 123,551; shared voting power 0; sole dispositive power 123,551; shared dispositive power 0; aggregate amount beneficially owned 123,551 (0% of the class)
  Comment: The percentage in row 13 is calculated based on 54,730,851,778,811 common shares of the Issuer outstanding on February 24, 2026, as provided by the Issuer and represents less than 0.01% of the issued and outstanding common shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, Without Par Value; the CUSIP relates to American depository shares (as evidenced by ADRs), each representing 500,000 common shares
Name of issuer: AZUL SA
Address of issuer's principal executive offices: AV. MARCOS PENTEADO ULHOA RODRIGUES, NO. 939, 9 FLOOR, ED. JATOBA, BARUERI, Brazil (D5), 06460-040
Comment: This Amendment No. 3 ("Amendment No. 3") to Statement on Schedule 13D amends the statement on Schedule 13D originally filed on February 4, 2025, as amended by Amendment No. 1 filed on April 2, 2025 and Amendment No. 2 filed on April 8, 2025 (such Schedule 13D, as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the same meanings ascribed to them in the Schedule 13D. As used herein the "Neeleman Parties" means David Gary Neeleman and Saleb II Founder 1 LLC. Except as otherwise provided herein, each Item of the Schedule 13D relating to the Neeleman Parties remains unchanged. This Amendment No. 3 is being filed to report (i) the dissolution of the "group," as such term is used in Regulation 13D under the Exchange Act, among the Neeleman Parties and the other parties reported on Amendment No. 2 to the Schedule 13D filed on April 8, 2025, and (ii) that the Neeleman Parties have ceased to be beneficial owners of more than five percent of the Common Shares as a result of the conversion, reverse stock split and issuances of shares described below. This Amendment No. 3 constitutes an "exit filing" for the Neeleman Parties.

## Item 2. Identity and Background
Name of person filing:
The response set forth in Item 2(a) is hereby amended and supplemented by adding the following:

On January 12, 2026, upon the effectiveness of the Conversion (as defined in Item 4 below), the Support Agreement terminated by its terms. As a result of the termination of the Support Agreement, the Neeleman Parties and the other parties reported on Amendment No. 2 to the Schedule 13D filed on April 8, 2025 are no longer deemed to be a "group," as such term is used in Regulation 13D under the Exchange Act.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information provided in Item 4 to this Schedule 13D is hereby incorporated by reference herein.

Certain of the Common Shares reported herein were issued to the Neeleman Parties on January 12, 2026, as a result of the Conversion (as defined in Item 4 below). No securities of the Issuer were purchased or sold pursuant to the Conversion or the Reverse Split (as defined in Item 4 below).

## Item 4. Purpose of Transaction
Purpose of transaction:
The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information in Item 3 is incorporated by reference herein.

On January 12, 2026, the holders of Common Shares and the holders of preferred shares of the Issuer ("Preferred Shares") approved the conversion of all Preferred Shares into Common Shares at a conversion rate of 75 Common Shares for each Preferred Share (the "Conversion").

On February 12, 2026, the holders of Common Shares approved a reverse share split of the issued and outstanding Common Shares, at a ratio of 75 Common Shares to form one Common Share post-split (the "Reverse Split"), which was implemented prior to the February 2026 Issuance (as defined below).

On January 13, 2026, the Issuer consummated the issuance of 723,861,340,715 new Common Shares and 723,861,340,715 new Preferred Shares (the "January 2026 Issuance"), and on February 20, 2026, the Issuer consummated the issuance of 45,477,707,683,900 Common Shares (the "February 2026 Issuance" and, together with the January 2026 Issuance, the "2026 Issuances").

Neither of the Neeleman Parties acquired any Common Shares in the 2026 Issuances and, as a result, the beneficial ownership of the Neeleman Parties was diluted such that neither of the Neeleman Parties currently holds more than five percent of the Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information provided in Item 4 is incorporated by reference herein.

Information concerning the Neeleman Parties is amended and replaced by reference to the responses to rows (7) through (13) of the cover pages to this Schedule 13D.

By virtue of the termination of the Support Agreement, the Neeleman Parties and the other parties reported on Amendment No. 2 to the Schedule 13D filed on April 8, 2025 are no longer deemed to be members of a "group," as such term is used in Regulation 13D under the Exchange Act. As a result of 2026 Issuances, the total number of Common Shares of the Issuer outstanding increased and the beneficial ownership of each of the Neeleman Parties was diluted such that neither of the Neeleman Parties currently holds more than five percent of the Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information provided in Item 4 is incorporated by reference herein.

Information concerning the Neeleman Parties is amended and replaced by reference to the responses to rows (7) through (13) of the cover pages to this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, during the past 60 days, the Neeleman Parties have not effected any transactions with respect to the Common Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
The response set forth in Item 5(e) of the Schedule 13D is hereby amended and supplemented by adding the following information:

As a result of the dilution caused by the 2026 Issuances, the Neeleman Parties ceased to be the beneficial owners of more than five percent of the Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information provided in Items 4 and 5 to this Schedule 13D are hereby incorporated by reference herein.

As a result of the consummation of the 2026 Issuances and the Conversion, the Shareholders' Agreement and the Supplemental Shareholders' Agreement have ceased to be effective pursuant to the relevant termination provisions and by operation of law.

## Signatures
- NEELEMAN DAVID: /s/ David Gary Neeleman, David Gary Neeleman (02/24/2026)
- Saleb II Founder 1 LLC: /s/ David Gary Neeleman, David Gary Neeleman, Sole Member (02/24/2026)